Deloitte

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-640-3208
Fax: 306-899-8205
www.deloitte.ca

August 14, 2009

British Columbia Securities Commission
701 W. Georgia Street, 9th Floor
Vancouver, BC, V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW, Suite 400
Calgary, AB, T2P 3C4

TSX Venture Exchange
650 West Georgia Street, 27th Floor
Vancouver, BC, V6B 4N9

Dear Sirs/Mesdames:

Re: CIBT Education Group Inc. (the "Company")
- Notice of Change of Auditor

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the notice of change of auditor (the **"Notice"**) issued on July 27, 2009 by the Company and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours truly,

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP